Exhibit 99.1

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

UNAUDITED

IN U.S. DOLLARS

- - - - - - - - - -

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2024	2023
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$93,667	$103,961
Restricted cash	1,030	736
Trade receivables, (net of allowance for credit losses of $437 and $492 as of June 30, 2024 and December 31, 2023, respectively)	62,217	44,725
Contract assets	26,041	28,327
Inventories	36,774	38,525
Other current assets	20,016	24,299

Total current assets	239,745	240,573

LONG-TERM ASSETS:
Restricted cash	54	54
Long-term contract assets	8,587	9,283
Severance pay funds	5,607	5,737
Deferred taxes	9,760	11,484
Operating lease right-of-use assets	4,910	5,105
Other long-term assets	8,120	9,544

Total long-term assets	37,038	41,207

PROPERTY AND EQUIPMENT, NET	71,168	74,315

INTANGIBLE ASSETS, NET	14,238	16,051

GOODWILL	54,740	54,740

Total assets	$416,929	$426,886

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2024	2023
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term debt	$129	$7,453
Trade payables	17,585	13,873
Accrued expenses	48,621	51,906
Advances from customers and deferred revenues	25,188	34,495
Operating lease liabilities	2,622	2,426
Other current liabilities	18,079	16,431

Total current liabilities	112,224	126,584

LONG-TERM LIABILITIES:
Long-term loan	2,000	2,000
Accrued severance pay	6,467	6,537
Long-term advances from customers and deferred revenues	912	1,139
Operating lease liabilities	2,430	3,022
Other long-term liabilities	10,141	12,916

Total long-term liabilities	21,950	25,614

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized: 90,000,000 shares as of June 30, 2024 and December 31, 2023; Issued and outstanding: 57,017,032 and 57,016,086 shares as of June 30, 2024 and December 31, 2023, respectively	2,733	2,733
Additional paid-in capital	940,520	937,591
Accumulated other comprehensive loss	(6,443)	(5,315)
Accumulated deficit	(654,055)	(660,321)

Total shareholders' equity	282,755	274,688

Total liabilities and shareholders' equity	$416,929	$426,886

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2024	2023

Revenues:
Products	$93,434	$81,832
Services	59,275	44,719

Total revenues	152,709	126,551

Cost of revenues:
Products	59,172	49,885
Services	38,910	26,445

Total cost of revenues	98,082	76,330

Gross profit	54,627	50,221

Operating expenses:
Research and development expenses, net	18,547	19,003
Selling and marketing expenses	14,109	11,941
General and administrative expenses	14,514	9,155
Other operating income, net	(725)	(2,340)

Total operating expenses	46,445	37,759

Operating income	8,182	12,462
Financial income (expenses), net	779	(735)

Income before taxes on income	8,961	11,727
Taxes on income	(2,695)	(1,822)

Net income	$6,266	$9,905

Earnings per share (basic and diluted)	$0.11	$0.17

Weighted average number of shares used in computing earnings per share:
Basic	57,016,808	56,615,714
Diluted	57,016,808	56,622,204

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2024	2023

Net income	$6,266	$9,905

Other comprehensive income (loss):
Foreign currency translation adjustments	(591)	264
Change in unrealized loss on hedging instruments, net	(675)	(1,596)
Less - reclassification adjustments for net loss realized on hedging instruments, net	138	1,224

Total other comprehensive loss	(1,128)	(108)

Comprehensive income	$5,138	$9,797

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Unaudited)

U.S. dollars in thousands (except number of ordinary shares data)

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
Balance as of December 31, 2022	56,610,404	$2,711	$932,086	$(6,847)	$(683,825)	$244,125

Stock-based compensation	-	-	1,114	-	-	1,114
Exercise of stock options	11,264	*) -	*) -	-	-	-
Comprehensive income (loss)	-	-	-	(108)	9,905	9,797

Balance as of June 30, 2023	56,621,668	$2,711	$933,200	$(6,955)	$(673,920)	$255,036

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
Balance as of December 31, 2023	57,016,086	$2,733	$937,591	$(5,315)	$(660,321)	$274,688

Stock-based compensation	-	-	2,929	-	-	2,929
Exercise of stock options	946	*) -	*) -	-	-	-
Comprehensive income (loss)	-	-	-	(1,128)	6,266	5,138

Balance as of June 30, 2024	57,017,032	$2,733	$940,520	$(6,443)	$(654,055)	$282,755

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2024	2023
Cash flows from operating activities:

Net income	$6,266	$9,905
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,333	6,222
Stock-based compensation *)	3,888	1,114
Accrued severance pay, net	60	196
Deferred taxes, net	1,724	1,820
Decrease (increase) in trade receivables, net	(17,734)	9,398
Decrease in contract assets	2,982	8,378
Decrease in other assets and other adjustments (including current, long-term and effect of exchange rate changes on cash, cash equivalents and restricted cash)	5,512	243
Decrease (increase) in inventories, net	974	(7,895)
Increase (decrease) in trade payables	3,579	(4,240)
Decrease in accrued expenses	(2,229)	(5,039)
Increase (decrease) in advances from customers and deferred revenues	(9,486)	3,124
Decrease in other liabilities	(2,177)	(15,009)

Net cash provided by operating activities	692	8,217

Cash flows from investing activities:

Purchase of property and equipment	(2,650)	(6,556)

Net cash used in investing activities	(2,650)	(6,556)

Cash flows from financing activities:

Repayment of credit facility, net	(7,453)	-
Repayments of short-term debts	(1,340)	-
Proceeds from short-term debts	1,469	-

Net cash used in financing activities	(7,324)	-

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(718)	(1,010)

Increase (decrease) in cash, cash equivalents and restricted cash	(10,000)	651
Cash, cash equivalents and restricted cash at the beginning of the period	104,751	87,145

Cash, cash equivalents and restricted cash at the end of the period (a)	$94,751	$87,796

*) Stock-based compensation for the six months ended June 30, 2024 including expenses related to business combination in the amount of $2,166 (see Note 15).

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

(a)	The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the condensed interim consolidated balance sheets:

	June 30,
	2024	2023

Cash and cash equivalents	$93,667	$87,408
Restricted cash - Current	1,030	374
Restricted cash - Long-term	54	14

Cash, cash equivalents and restricted cash	$94,751	$87,796

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 1: -	GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. and its subsidiaries (the "Company") is a leading global provider of satellite-based broadband communications. The Company designs and manufactures ground-based satellite communications equipment, and provides comprehensive secure end-to-end solutions, end-to-end services for mission-critical operations, powered by its innovative technology. The Company’s portfolio includes a cloud-based satellite network platform, Very Small Aperture Terminals ("VSATs"), amplifiers, high-speed modems, high-performance on-the-move antennas, and high efficiency, high power Solid State Power Amplifiers ("SSPAs"), Block Upconverters ("BUCs") and Transceivers, furthermore, following the acquisition of DataPath Inc. (see Note 1(e) and Note 15), the Company’s newly owned subsidiary, it’s portfolio also includes defense ground systems and field services. The Company’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband internet access, cellular backhaul over satellite, enterprise, social inclusion solutions, In-Flight Connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. The Company also provides connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both its own networks, and other networks that it installs, mainly based on Build Operate Transfer ("BOT") and Build Own Operate ("BOO") contracts. In these projects, the Company builds telecommunication infrastructure typically using fiber-optic and wireless technologies for the broadband connectivity. The Company also provides managed network services over VSAT networks owned by others.

The Company was incorporated in Israel in 1987 and launched its first generation VSAT in 1989.

b.
As of June 30, 2024, the Company operates in three operating segments consisting of Satellite Networks, Integrated Solutions and Network Infrastructure and Services. For additional information, including major customers, geographic and segment information, see Note 10.

c.
The Company depends on major suppliers to supply certain components and services for the production of its products or providing services. If these suppliers fail to deliver or delay the delivery of the necessary components or services, the Company will be required to seek alternative sources of supply. A change in suppliers could result in product redesign, manufacturing delays or services delays which could cause a possible loss of sales and additional incremental costs and, consequently, could adversely affect the Company's results of operations and financial position.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 1: -	GENERAL (Cont.)

d.
The military conflict between Russia and Ukraine and the rising tensions between the U.S. and other countries, on the one hand, and Russia, on the other hand, caused major economic sanctions and export controls restrictions on Russia and various Russian entities were imposed by the U.S., European Union, and the United Kingdom commencing February 2022, and additional sanctions and restrictions may be imposed in the future. These sanctions and restrictions restrict the Company’s business in Russia, which mainly includes exports to Russia, and may delay or prevent the Company from collecting funds and performing money transfers from Russia. While the Company’s business in Russia is limited in scope, these restrictions may cause a reduction in the Company’s sales and financial results. Accordingly, given the continuous war and the restrictions described, the Company decided to wind down its activities in the Russian market. The costs associated with winding down our activities in the Russian market have been included in "Other operating income, net" and “Cost of revenues” in our Condensed Interim Consolidated Statements Of Income.  There is no assurance that negative developments in the area in the future will not disrupt the Company’s business and materially adversely affect it.

e.
On March 8, 2023, the Company signed a definitive agreement to acquire 100% of the shares of DataPath Inc. (“DPI”), a U.S.-based expert systems integrator with a strong focus on the U.S. Department of Defense (DoD) and the U.S. government sectors. In November 2023, the Company completed the acquisition of DPI for an estimated purchase price consideration of $19,231.

The acquisition was accounted for by the purchase method of accounting, and, accordingly, the purchase price consideration has been allocated to the assets acquired and liabilities assumed (see Note 15).

f.
On June 17, 2024, the Company signed a definitive agreement to acquire 100% of Stellar Blu Solutions LLC., a U.S.-based leading avionics solution provider of next-generation SATCOM terminal solutions. The closing of the transaction is subject to certain regulatory approvals, including the receipt of clearance of the Committee on Foreign Investment in the United States (CFIUS) and other customary closing conditions. The acquisition is expected to close during the second half of 2024.

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited condensed interim consolidated financial statements:

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information. In the opinion of management, the unaudited condensed interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The balance sheets as of December 31, 2023 have been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2023 (the “Annual Financial Statements”), included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 20, 2024.

The significant accounting policies applied in the Company’s audited 2023 consolidated financial statements and notes thereto included in the Annual Report are applied consistently in these unaudited condensed interim consolidated financial statements. The Company’s interim period results do not necessarily indicate the results that may be expected for any other interim period or for the full fiscal year.

b.	Use of estimates:

The preparation of the unaudited condensed interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the dates of the unaudited condensed interim consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

Main areas that require significant estimates and assumptions by the Company’s management include contract costs, revenues (including variable consideration, determination of contracts duration, establishing stand-alone selling price for performance obligations) and profits or losses, application of percentage-of-completion accounting, provisions for uncollectible receivables and customer claims, impairment of inventories, impairment and useful life of long-lived assets, goodwill impairment, valuation allowance in respect of deferred tax assets, uncertain tax positions, accruals for estimated liabilities, including litigation and insurance reserves, contingent considerations and intangibles from business combination transaction and stock-based compensation. Actual results could differ from those estimates.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Principles of consolidation:

The unaudited condensed interim consolidated financial statements include the accounts of Gilat Satellite Networks Ltd. and its subsidiaries in which the Company has a controlling voting interest. Inter-company balances and transactions have been eliminated upon consolidation.

d.	Recently issued accounting pronouncements – not yet adopted:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, which requires greater disaggregation of income tax disclosures. The new standard requires additional information to be disclosed with respect to the income tax rate reconciliation and income taxes paid disaggregated by jurisdiction. This ASU should be applied prospectively for fiscal years beginning after December 15, 2024, with retrospective application permitted. The Company is evaluating the impacts of this guidance on the Company’s consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires companies to enhance the disclosures about segment expenses. The new standard requires the disclosure of the Company’s Chief Operating Decision Maker (CODM), expanded incremental line-item disclosures of significant segment expenses used by the CODM for decision-making, and the inclusion of previous annual only segment disclosure requirements on a quarterly basis. This ASU should be applied retrospectively for fiscal years beginning after December 15, 2023, and early adoption is permitted. The Company is evaluating the impacts of this guidance on the Company’s consolidated financial statements.

NOTE 3:-	INVENTORIES

Inventories are comprised of the following:

	June 30,	December 31,
	2024	2023
	Unaudited	Audited

Raw materials, parts and supplies	$14,991	$11,993
Work in progress and assembled raw materials	8,763	9,392
Finished products	13,020	17,140

	$36,774	$38,525

Inventory net write-offs amounted to $1,113 and $1,455 during the six months ended June 30, 2024 and 2023, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

Property and equipment, net is comprised of the following:

	June 30,	December 31,
	2024	2023
	Unaudited	Audited
Cost:

Buildings and land	$83,796	$83,775
Computers, software and electronic equipment	65,508	64,262
Network equipment	39,230	39,473
Office furniture and equipment	4,102	4,108
Vehicles	299	299
Leasehold improvements	2,836	2,784

	195,771	194,701
Accumulated depreciation	124,603	120,386

Depreciated cost	$71,168	$74,315

Depreciation expenses amounted to $5,393 and $6,122 during the six months ended June 30, 2024 and 2023, respectively.

The Company leases part of its buildings as office space to others. The gross income generated from such leases amounted to approximately $2,649 and $2,790 for the six months ended June 30, 2024 and 2023, respectively. These amounts do not include the corresponding offsetting expenses related to this income.

NOTE 5:-	DEFERRED REVENUES

Deferred revenues as of June 30, 2024 and December 31, 2023 were $11,969 and $15,700, respectively, and primarily relate to revenues that are recognized over time for service contracts. Approximately $5,373 of the balance as of December 31, 2023 was recognized as revenues during the six months ended June 30, 2024.

The balance of deferred revenues approximates the aggregate amount of the billed and collected amount allocated to the unsatisfied performance obligations at the end of reporting period.

The aggregate estimated amount of the transaction price allocated to performance obligations from contracts with customers that have an original expected duration of more than one year and that are unsatisfied (or partially unsatisfied) as of June 30, 2024 is approximately $305,662. Such unsatisfied performance obligations, other than for large scale governmental projects (expected to be recognized over periods of approximately 5-11 years), principally relate to contracts in which the Company is committed to provide customer care services, extended warranty on equipment delivered to its customers or other services for an original period of more than one year.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 5:-	DEFERRED REVENUES (Cont.)

The Company elected to use the exemption of not disclosing the prices allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period, that are part of contracts that have an original expected duration of one year or less.

NOTE 6:-	COMMITMENTS AND CONTINGENCIES

a.	Litigations:

1.
In 2003, the Brazilian tax authority filed a claim against the Company’s inactive subsidiary in Brazil, SPC International Ltda., for the payment of taxes allegedly due from the subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Supreme Court ruled against the subsidiary in final non-appealable decisions published in June 2017.

As of June 30, 2024, the total amount of this claim, including interest, penalties and legal fees is approximately $6,895, of which approximately $727 is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. The foreclosure proceedings against the former managers were cancelled by court in a final and non-appealable decision issued in July 2017. While foreclosure and other collection proceedings are pending against the subsidiary, based on Brazilian external counsel’s opinion, the Company believes that the subsidiary has solid arguments to sustain its position that further collection proceedings and inclusion of any additional co-obligors in the tax foreclosure certificate are barred due to statute of limitation and that the foreclosure procedures cannot legally be redirected to other group entities and managers who were not initially cited in the foreclosure proceeding due to the passage of the statute of limitation. Accordingly, the Company believes that the chances that such redirection will lead to a loss recognition are remote.

2.
In 2014, the Company’s Peruvian subsidiary, Gilat To Home Peru S.A. (“GTH”), initiated arbitration proceedings in Lima against the Ministry of Transport and Communications of Peru, (or MTC), and the Programa Nacional de Telecomunicaciones (or Pronatel). The arbitration was related to the Pronatel projects awarded to the Company in 2000-2001. Under these projects, GTH provided fixed public telephony services in rural areas of Peru. GTH’s main claim was related to damages caused by the promotion of mobile telephony in such areas by the Peruvian government in the years 2011-2015. In June 2018, the arbitration tribunal issued an arbitration award ordering MTC and Pronatel to pay GTH approximately $13,500. The arbitration award in favor of GTH was confirmed by the Peruvian Superior Court, which ordered MTC and Pronatel in November 2020 to pay the arbitration-award amount. Following the Superior Court’s decision, GTH has initiated collection procedures against MTC and Pronatel. In 2023, the first payment of approximately $3,213 was collected by GTH and was recognized as income under “Other operating income, net” in the condensed interim consolidated statements of income for the six months ended June 30, 2023. See Note 14.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 6:-	COMMITMENTS AND CONTINGENCIES (Cont.)

3.
In October 2019, GTH initiated additional arbitration proceedings against MTC and Pronatel based on similar grounds for the years 2015-2019. In June 2022, the arbitration tribunal issued an arbitration award ordering MTC and Pronatel to pay GTH approximately $15,000, In September 2022 MTC filed an annulment action against the award and in parallel, in October 2022 GTH initiated an enforcement process for collection of the awarded amount. The Company recognized an expense of $251, due to legal success fees, under “Other operating income, net” in the condensed interim consolidated statements of income for the six months ended June 30, 2023. See Note 14. Based on the advice of counsel, the Company believes that the chances of success of the proceedings seeking to annul the award are remote.

4.
The Company is in the midst of different stages of audits and disputes with various tax authorities in different parts of the world. Further, the Company is the defendant in various other lawsuits, including employment-related litigation claims and may be subject to other legal proceedings in the normal course of its business. While the Company intends to defend the aforementioned matters vigorously, it believes that a loss in excess of its accrued liability with respect to these claims is not probable.

b.	Guarantees:

The Company guarantees its performance to, and, occasionally, advance payments from, certain of its customers, mainly through bank guarantees and corporate guarantees. Guarantees are often required for the Company’s performance during the installation and operational periods. The guarantees typically expire when certain operational milestones are met.

As of June 30, 2024, the aggregate amount of bank guarantees outstanding in order to secure the Company’s various obligations was approximately $78,300, including an aggregate of approximately $73,700 on behalf of its subsidiaries in Peru. In order to secure these guarantees the Company provided a floating charge on its assets as well as other pledges, including a fixed pledge, on certain assets and property. In addition, the Company has approximately $1,070 of restricted cash to secure some of those guarantees.

Under the arrangements with banks that provide credit line for guarantees, the Company is required to observe certain conditions. As of June 30, 2024, the Company follows these conditions. The Company’s credit and guarantee agreements also contain various restrictions and limitations that may impact the Company. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests and certain debt payments. The agreements also stipulate a floating charge on Company’s assets to secure the fulfillment of Company’s obligations to banks as well as other pledges, including a fixed pledge, on certain assets and property.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 6:-	COMMITMENTS AND CONTINGENCIES (Cont.)

All of the above guarantees are performance guarantees for the Company’s own performance, in accordance with ASC 460, “Guarantees” (“ASC 460”), such guarantees are excluded from the scope of ASC 460. The Company has not recorded any liability for such amounts, since the Company expects that its performance will be acceptable. To date, no guarantees have been exercised against the Company.

NOTE 7:-	DERIVATIVE INSTRUMENTS

The Company has entered into several foreign currency hedging contracts to protect against changes in value of forecasted foreign currency cash flows resulting from salaries and related payments that are denominated in NIS. These contracts were designated as cash flow hedges, as defined by ASC 815, as amended, are considered highly effective as hedges of these expenses and generally mature within twelve months.

The Company recognized losses related to derivative instruments, within payroll expenses, included under Cost of revenues and Operating expenses in the condensed interim consolidated statements of income of $138 and $1,224 for the six months ended June 30, 2024 and 2023, respectively. The notional amounts of hedging contracts were $23,970 and $24,267 as of June 30, 2024 and December 31, 2023, respectively.

The fair value of derivative instruments in the condensed interim consolidated balance sheets, which are presented under Other current assets, amounted to $143 and $680 as of June 30, 2024 and December 31, 2023, respectively.

The estimated net amount of the existing profit that is reported in accumulated other comprehensive loss as of June 30, 2024 that is expected to be reclassified into the condensed interim consolidated statement of income within the next twelve months is $143.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHAREHOLDERS’ EQUITY

a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.	Stock option plans:

Description of plans:

In October 2008, the Company’s Board of Directors adopted the 2008 Stock Incentive Plan (the “2008 Plan”) with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are stock options, performance share awards, performance share unit awards, restricted shares, RSUs awards and other stock-based awards. During the years commencing in 2010 and through June 30, 2024, the Company’s Board of Directors approved, in the aggregate, an increase of 10,466,761 shares to the number of shares available for grant under the 2008 Plan, bringing the total number of shares available for grant to 11,466,761. As of June 30, 2024, an aggregate of 82,875 shares were available for future grants under the 2008 Plan.

The options granted under the 2008 Plan during the six months ended June 30, 2024 have vesting restrictions, valuations and contractual lives in similar nature to those described in Note 11 of the Notes to the Company’s consolidated annual financial statements for the year ended December 31, 2023.

Options granted to employees and directors:

The fair value of the Company’s stock options granted in the six months ended June 30, 2024 and 2023 was estimated using the following weighted average assumptions:

	Six months ended June 30,
	2024	2023

Risk free interest	4.35% - 4.56%	3.57% - 4.08%
Dividend yields	0%	0%
Volatility	47.9% - 49.0%	52.77% - 53.71%
Expected term (in years)	3.83	3.88 – 3.92

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHAREHOLDERS’ EQUITY (Cont.)

A summary of employees’ and directors’ option balances under the 2008 Plan as of June 30, 2024 and changes during the six months then ended are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2024	5,679,775	$6.9	4.2	$817
Granted	280,000	$5.8
Exercised	(76,875)	$6.4
Forfeited and cancelled	(337,875)	$10.5

Outstanding as of June 30, 2024	5,545,025	$6.7	4.0	$-

Exercisable as of June 30, 2024	2,219,608	$7.0	3.1	$6

The weighted-average grant-date fair value of options granted during the six months ended June 30, 2024 and 2023 were $2.22 and $2.43, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on that date. These amounts changed based on the fair market value of the Company’s stock. Total intrinsic value of options exercised for the six months ended June 30, 2024 was $6.

c.
During the six months ended June 30, 2024 and 2023, the stock-based compensation expenses, including with respect to the Service Based Earn-Out and the Bonus Amount as defined in Note 15, were recognized in the condensed interim consolidated statement of income in the following line items:

	Six months ended
	June 30,
	2024	2023

Cost of revenue of products	$136	$76
Cost of revenue of services	164	94
Research and development expenses, net	356	312
Selling and marketing expenses	305	163
General and administrative expenses	2,927	469

	$3,888	$1,114

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 8:-	SHAREHOLDERS’ EQUITY (Cont.)

d.	Dividends:

1.
In the event that cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency. Under current Israeli regulations, any cash dividend paid in Israeli currency in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency, may be freely repatriated in such non-Israeli currency, at the exchange rate prevailing at the time of repatriation.

2.	The Company has not adopted a policy regarding the distribution of dividends.

3.	Pursuant to the terms of a bank agreement, the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank.

NOTE 9:-	OTHER COMPERHENSIVE INCOME (LOSS)

The following table shows the changes of accumulated other comprehensive loss, for the six months ended June 30, 2024:

	Six months ended June 30, 2024
	Foreign currency translation adjustments	Unrealized losses on cash flow hedges	Total

Beginning balance	$(5,995)	$680	$(5,315)

Other comprehensive loss before reclassifications	(591)	(675)	(1,266)
Amounts reclassified from accumulated other comprehensive loss	-	138	138

Net current-period other comprehensive loss	(591)	(537)	(1,128)

Ending balance	$(6,586)	$143	$(6,443)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 10:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

a.
The Company applies ASC 280, “Segment Reporting” (“ASC 280”). Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker ("CODM"). The CODM is the Company’s Chief Executive Officer. The Company’s CODM does not regularly review asset information by segments and, therefore, the Company does not report asset information by segment.

b.	The Company operates in three operating segments, as follows:

•
Satellite Networks is focused on developing and supplying networks that are used as the platform that enables the latest satellite constellations of HTS, VHTS and NGSO opportunities worldwide. The segment provides advanced broadband satellite communication networks and associated professional services and comprehensive turnkey solutions and managed satellite network services solutions. Segment’s customers are service providers, satellite operators, MNOs, Telcos, large enterprises, system integrators, defense, homeland security organizations and governments worldwide. Principal applications include In-Flight Connectivity, cellular backhaul, maritime, social inclusion solutions, government, defense and enterprise networks and are driving meaningful partnerships with satellite operators to leverage the segment’s technology and breadth of services to deploy and operate the ground-based satellite communication networks. The segment’s product portfolio includes a leading satellite network platform with high-speed VSATs, high performance on-the-move antennas, BUCs and transceivers, as well as multi-band deployable Ku/Ka/X Earth Terminal, or DKET terminals (a family of transportable terminal hubs), and durable, ultra-portable terminals for quick connectivity in remote locations.

•
Integrated Solutions is focused on developing, manufacturing and supplying products and solutions for mission-critical defense and broadcast satellite communications systems, advanced on-the-move and on-the-pause satellite communications equipment, systems and solutions, including airborne, ground-mobile satellite systems and solutions. The integrated solutions product portfolio comprises of leading high-efficiency, high-power SSPAs, BUCs and transceivers with a field-proven, high-performance variety of frequency bands. The segment’s customers are satellite operators, In-Flight Connectivity service providers, defense and homeland security system integrators, and NGSO satellite operators, and gateway integrators.

•
Network Infrastructure and Services is focused on telecom operation and implementation of large-scale network projects in Peru. The segment provides terrestrial (fiber optic and wireless network) and satellite network construction and operation. The segment serves the Company’s customers through technology integration, managed networks and services, connectivity services, internet access and telephony over the segment’s networks. The segment implements projects using various technologies (including the Company’s equipment), mainly based on BOT and BOO contracts.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 10:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)
c.	Information on the reportable operating segments:

1.
The measurement of operating income (loss) in the reportable operating segments is based on the same accounting principles applied in these condensed interim consolidated financial statements and includes certain corporate overhead allocations.

2.	Financial information relating to reportable operating segments:

	Six months ended June 30, 2024
	Satellite Networks	Integrated Solutions	Network Infrastructure and Services *)	Total

Revenues	$97,378	$24,619	$30,712	$152,709

Operating income (loss)	8,459	(1,906)	1,629	8,182
Financial income, net				779
Income before taxes on income				8,961
Taxes on income				(2,695)
Net income				6,266

Depreciation and amortization Expenses	$4,817	$1,419	$1,097	$7,333

	Six months ended June 30, 2023
	Satellite Networks	Integrated Solutions	Network Infrastructure and Services *)	Total

Revenues	$74,273	$25,619	$26,659	$126,551

Operating income (loss)	11,206	(1,457)	2,713	12,462
Financial expenses, net				(735)
Income before taxes on income				11,727
Taxes on income				(1,822)
Net income				9,905

Depreciation and amortization Expenses	$2,706	$1,622	$1,894	$6,222

*)
During the six months ended June 30, 2024 and June 30, 2023, the Company recognized revenues from construction performance obligations in the amount of $11,059 and $5,558, respectively, which are presented under Network Infrastructure and Services operating segment.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 10:-    CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

d.	Geographic information:

Revenues attributed to geographic areas, based on the location of the end customers and in accordance with ASC 280, are as follows:

	Six months ended
	June 30,
	2024	2023

United States	$61,672	$55,582
Peru	30,740	26,766
Israel	8,000	1,793
Others	52,297	42,410

	$152,709	$126,551

e.	The table below represents the revenues from major customers and their operating segments:

	Six months ended June 30,
	2024	2023

Customer A – Network Infrastructure and Services	17%	15%
Customer B – Satellite Networks	13%	* )
Customer C – Satellite Networks	* )	20%

*) Less than 10%

Customer A is located in Peru, Customer B is located in the European Union and customer C is located in the United States of America.

NOTE 11:-	TAXES ON INCOME

The Company’s six months tax provision and estimates of its annual effective tax rate, is subject to variation due to several factors, including variability in pre-tax income (or loss), the mix of jurisdictions to which such income relates, tax law developments, as well as non-deductible expenses, such as share-based compensation, and changes in its valuation allowance. Taxes on income were $2,695 and $1,822 for the six months ended June 30, 2024 and 2023, respectively. Taxes on income for the six months ended June 30, 2024 were primarily related to the Company’s utilization of deferred tax assets in Israel.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

1.	Numerator:

	Six months ended June 30,
	2024	2023

Net income available to holders of ordinary shares	$6,266	$9,905

2.	Denominator:

	Six months ended June 30,
	2024	2023

Weighted average number of shares	57,016,808	56,615,714
Add – stock options	-	6,490
Denominator for diluted earnings per share – adjusted weighted average shares assuming exercise of stock options	57,016,808	56,622,204

The total number of potential shares related to the outstanding options excluded from the calculations of diluted earnings per share, as they would have been anti-dilutive, were 5,545,025 and 3,821,128 for the six months ended June 30, 2024 and 2023, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 13:-	SUPPLEMENTARY CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS INFORMATION

a.	Other current assets:

	June 30, 2024	December 31, 2023
	Unaudited	Audited

Governmental authorities *)	$3,512	$3,186
Prepaid expenses	6,509	6,227
Deferred charges	4,153	8,320
Advance payments to suppliers	3,054	3,716
Other	2,788	2,850

	20,016	$24,299

*) Under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") the Company was eligible for a refundable Employee Retention Credit subject to certain criteria. As of December 31, 2023, the Company had a $952 receivable balance from the United States government related to the CARES Act. During the six months ended June 30, 2024 the entire outstanding amount was collected by the Company.

b.	Other current liabilities:

	June 30, 2024	December 31, 2023
	Unaudited	Audited

Payroll and related employee accruals	$14,374	$14,017
Governmental authorities	1,842	2,301
Holdback Amount (see Note 15)	582	-
Deferred rent	1,128	-
Other	153	113

	$18,079	$16,431

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 13:-	SUPPLEMENTARY CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS INFORMATION (Cont.)

c.	Credit facility:

	Interest rate	Maturity	June 30, 2024

Credit facility from bank	U.S. Prime Plus 2.25%	2024	$-

As of December 31, 2023, one of the Company’s subsidiaries had a revolving credit facility agreement with a U.S. based bank. During the six months ended June 30, 2024, the entire credit facility from bank was repaid.

d.	Long-term loan:

	Interest rate	Maturity	June 30, 2024

Other loan	14%	2026	$2,000

One of the Company’s subsidiaries has a loan agreement with one of its former shareholders.

e.	Other long-term liabilities:

	June 30, 2024	December 31, 2023
	Unaudited	Audited

Earn-Out Consideration, Holdback Amount and Bonus Amount (see Note 15)	$9,441	$11,982
Other	700	934

	10,141	$12,916

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 14:-	OTHER OPERATING INCOME, NET

Other operating income, net is comprised of the following:

	Six months ended
	June 30,
	2024	2023

Mergers and acquisitions related expenses	$2,274	$622
Income from arbitrations, net	(748)	(2,962)
Others, net	(2,251)	-

	$(725)	(2,340)

NOTE 15:-	BUSINESS COMBINATION

In November 2023, the Company acquired DPI, a U.S. based expert systems integrator with a strong focus on the U.S. Department of Defense and the U.S. government sectors. In accordance with the acquisition method of accounting, the total estimated purchase price consideration for the DPI acquisition was $19,231, subject to working capital adjustments. For further details, see Note 17 in the Annual Financial Statements.

Under the preliminary purchase price consideration allocation, the Company allocated the purchase price consideration to tangible and identified intangible assets acquired and liabilities assumed based on the preliminary estimates of their fair values (with the exception of exceptions in the purchase method such as contract assets, lease liabilities and assets, tax balances etc.), which were determined using generally accepted valuation techniques based on estimates and assumptions made by management at the time of the acquisition. Such estimates are subject to change during the measurement period which is limited to up to one year from the acquisition date. Any adjustments to the preliminary purchase price consideration allocation identified during the measurement period will be recognized in the period in which the adjustments are determined.

The total purchase price consideration for the acquisition was $19,231, comprising:

i.	A closing payment totaling $2,461, made through the issuance of ordinary shares;
ii.	A deferred payment of $820 in ordinary shares, set to be issued as per the terms outlined in the purchase agreement (“Holdback Amount”);
iii.	$4,787 cash paid by the Company to partially settle DPI's outstanding debt and transaction costs; and
iv.	$11,163 Contingent earn-out payments, to be settled using the Company's ordinary shares (“Earn-out Consideration”).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 15:-	BUSINESS COMBINATION (Cont.)

The Earn-out Consideration, contingent upon DPI's financial performance for the years ending December 31, 2024, 2025, and 2026, has a maximum potential issuance of 2,419,755 of the Company’s ordinary shares.

Additionally, the Company has committed to issuing up to 705,245 of the Company’s ordinary shares over approximately three years post-acquisition, contingent on continued service and achieving specified financial results (“Service Based Earn-Out”), alongside a potential one-time bonus of $9,000 payable in the Company’s ordinary shares or cash (“Bonus Amount”) if all earn-outs are fully achieved. During the six months ended June 30, 2024, the Company has partially amended the Bonus Amount conditions under the purchase agreement with the former shareholders of DPI, modifying it to an amount in the range of $2,000-$9,000, conditioned upon meeting certain financial results.

For the six months ended June 30, 2024, the Company recognized $2,166 of expenses related to the Service Based Earn-Out and the Bonus Amount.

As of June 30, 2024, there was $8,206 of unrecognized compensation cost related to the Service Based Earn-Out and the Bonus Amount. This amount is expected to be recognized over a period of two and a half years.

The Company is evaluating the impact of potential synergies across its reporting units and, as a result, have not allocated goodwill to its other reporting units as of June 30, 2024. The Company will complete its evaluation and allocate goodwill, as applicable, by the end of the measurement period.

NOTE 16:-	FAIR VALUE MEASURMENTS

The Company measured the Holdback Amount fair value by multiplying the closing market share price of the Company in the held-back number of ordinary shares and classified it within Level 1. Hedging contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. The Earn-Out Consideration is classified within Level 3, as this liability is valued using valuation techniques.

In 2022, the Company invested in a convertible debt of a Canadian company. The Company has elected to measure the convertible debt at fair value with changes in fair value recognized in finance income (expenses), net in the condensed interim consolidated statement of income. The fair value of the convertible debt is classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of June 30, 2024 and December 31, 2023, the fair value of the convertible debt was determined to be zero. The Company recorded a loss in the amounts of $0 and $1,396 for the six months ended June 30, 2024 and 2023, respectively, related to the revaluation of the convertible debt.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 16:-	FAIR VALUE MEASURMENTS (Cont.)

	June 30, 2024
	Unaudited
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	-	143	-	143

Total financial assets	$-	$143	$-	$143

Liabilities:
Holdback Amount	582	-	-	582
Earn-Out Consideration	-	-	8,123	8,123

Total financial liabilities	$582	$-	$8,123	$8,705

	December 31, 2023
	Audited
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	-	680	-	680

Total financial assets	$-	$680	$-	$680

Liabilities:
Holdback Amount	795	-	-	795
Earn-Out Consideration	-	-	10,826	10,826

Total financial liabilities	$795	$-	$10,826	$11,621

The table below presents the changes in the Earn-Out Consideration which was classified as Level 3 and measured at fair value on a recurring basis, in the six months ended June 30, 2024:

Fair value at the beginning of the period	$10,826
Income from changes in fair value	(2,703)
Fair value at the end of the period	$8,123

The Company estimated the fair value of the Earn-out Consideration by utilizing a Monte Carlo simulation. The significant assumptions used in the model mainly relate to the projected revenues and adjusted EBITDA in the forecasted years, including revenue growth rate range of 15.2%-28.3% and adjusted EBITDA margin range of 4.2%-16.9%. Changes in the Earn-out Consideration’s fair value were recorded in the condensed interim consolidated statements of income for the six months ended June 30, 2024 under Other operating income, net.